FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on publication of certain documents relating to the issue of the corporate bonds by Huaneng Power International, Inc. (the “Registrant"), made by the Registrant on December 20, 2007.

a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company has published the Announcement of Public Offering of Corporate Bonds (First Tranche), the Prospectus of Public Offering of Corporate Bonds (First Tranche), the Executive Summary of Public Offering of Corporate Bonds (First Tranche), the Trust Management Agreement of the Corporate Bonds (First Tranche), and the Procedures of Meeting of Bond Holders, on the website of Shanghai Securities Exchange.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng

(Executive Director)

Huang Yongda

(Non-executive Director)

Na Xizhi

(Executive Director)

Huang Long

(Non-executive Director)

Wu Dawei

(Non-executive Director)

Shan Qunying

(Non-executive Director)

Ding Shida

(Non-executive Director)

Xu Zujian

(Non-executive Director)

Liu Shuyuan

(Non-executive Director)

Qian Zhongwei

(Independent Non-executive Director)

Xia Donglin

(Independent Non-executive Director)

Liu Jipeng

(Independent Non-executive Director)

Wu Yusheng

(Independent Non-executive Director)

Yu Ning

(Independent Non-executive Director)

Beijing, the PRC

20 December 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Huang Jian

Name:                    Huang Jian

Title:                      Company Secretary

Date:    December 21, 2007